 Exhibit 21

Vivi Holdings, Inc.

List of Subsidiaries

U.S Subsidiaries

Vivi Pay, Inc.
Vivi Assets, Inc.
ViviTech, LLC
Vivi Coins USA, Inc.
Image Access, Inc.

Subsidiaries in Brazil
Vivi Asset Consultoria de Negocios e Investimentos Sociedade Anomina
ViviPay Servicos e Intermediacoes Sociedade Anomina
ViviTech Desenvolvimento de Softwares SA

Subsidiary in Mexico
ViviPay Mexico, Sociedad Anomina de Capital Variable